October 31, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Mr. Vincent J. Di Stefano, Senior Counsel

Re:	ClearBridge Energy MLP Total Return Fund, Inc.

Registration Statement on Form N-2, File Numbers 333-191067 & 811-22693

Ladies and Gentlemen:

On behalf of ClearBridge Energy MLP Total Return Fund (the “Fund”), please find the following responses to comments received by letter dated October 9, 2013 from the staff of the Commission (the “Staff”), relating to the above referenced registration statement of the Fund, which was originally filed with the Securities and Exchange Commission (the “Commission”) on September 9, 2013, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, (the “Registration Statement”). For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of the Registration Statement.

Prospectus

General

1. Please confirm to the staff in your response letter that the Fund will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

In response to the Staff’s comment, the Fund confirms that it will submit any underwritten offering to FINRA for its approval of such underwriting terms. The Fund has previously submitted the Registration Statement filed on September 9, 2013 to FINRA and received a conditional no objections letter of September 12, 2013.

2. Disclosure in the prospectus indicates that the Fund does not have any “current” intention to issue preferred stock. Please confirm that the Fund does not intend to issue preferred stock in the upcoming year. If the Fund does so intend, please include the additional costs in the fee table.

In response to the Staff’s comment, the Fund confirms that that it does not intend to issue preferred stock in the upcoming year.

Cover

3. What is the basis for the Fund’s reliance on Rule 415 under the Securities Act of 1933?

The Fund respectfully submits that it is eligible to make a shelf offering pursuant to Rule 415(a)(1)(x) under the Securities Act of 1933. In no-action letters (Pilgrim America Prime Rate Trust, May 1, 1998 and Nuveen Virginia Premium Income Fund, October 6, 2006), the Staff has agreed that closed-end funds that meet the standards of Rule 415(a)(1)(x) and the requirements enumerated in Form S-3 are permitted to make shelf offerings pursuant to Rule 415(a)(1)(x) on Form N-2. The Fund meets the standards of Rule 415(a)(1)(x) and the requirements enumerated in Form S-3 and will comply with the conditions of the above-referenced no action letters.

4. In the second paragraph of the section entitled “Tax Matters”, please revise the parenthetical “(even possibly if the Common Stockholder loses money on the disposition)” with a Plain English explanation such as the following: “A return of capital may cause a shareholder to pay taxes even if he sells his shares for less than he originally bought them.”

In response to the Staff’s comment, the referenced disclosure has been revised in line with the Staff’s request.

Summary (p. 1)

Investment Strategies (p. 3)

5. Will the Fund invest in non-U.S. entities as part of its principal strategies? If so, please provide appropriate strategy disclosure.

The Fund may invest in non-U.S. securities but investing in non-U.S. entities is not part of the Fund’s principal strategies. The Fund does not have a specific strategy related to its potential investments in non-U.S. securities, but rather reserves the ability to invest in non-U.S. securities to the extent such securities fit within its overall strategy of investing 80% of its Managed Assets in energy MLPs and 20% of its Managed Assets in securities of issuers that are not MLPs. MLP interests are generally U.S. securities. The Fund does not currently hold any foreign securities.

6. Disclosure indicates that the Fund may invest up to 20% of its Managed Assets in securities of non-MLP issuers. Please either confirm to us that these securities will not be counted as MLPs for purposes of the Fund’s 80% basket or explain to us why these securities should be included in the 80% basket.

The Fund confirms that its potential investments in securities of non-MLP issuers will not be counted as investments in MLPs for purposes of the Fund’s 80% basket of Managed Assets required to be invested in energy MLPs.

7. Please disclose any additional risks that the Fund will be subject to as a result of its investments in general partnership interests, including general partner liability.

The Fund does not invest in general partnership interests. As described in the prospectus, the Fund may invest in equity securities of MLP affiliates, which may include equity securities of entities that hold primarily general partner or managing member interests in MLPs. In this situation, the Fund would not own general partnership interests of MLPs, but rather would own equity securities of an entity that itself owns general partnership interests. As a result the Fund’s investments in such entities would also be limited liability interests. It is not part of the Fund’s strategy to invest or hold general partnership interests. As a result, the Fund is not subject to general partnership liability. Therefore, the Fund respectfully submits that disclosure related to risks of general partnership interests held by the Fund is not applicable.

8. With respect to investments in non-MLP equity securities, how will the Fund determine what to buy and when to sell?

In response to the Staff’s comment, the Fund’s investment selection process is described in “The Fund’s Investments—Selection of Investments.” While this section focuses primarily on MLPs, as those represent at least 80% of the Fund’s investments, the selection criteria set forth in this section generally apply to all of the Fund’s investments, particularly the last two paragraphs of this section which are not MLP specific.

9. With respect to investments in debt securities, does the Fund have a maturity or duration strategy? If so, please disclose it in the prospectus.

The Fund does not currently hold any debt securities and does not intend to invest in debt securities within the next year. If the Fund were to invest in debt securities in the future, its maturity and duration strategy would depend on the market environment at that time.

Comparison with Direct Investment in MLPs (p. 7)

10. The text accompanying the first bullet point in this section suggests that investing in the Fund provides simpler tax reporting than investing directly in MLPs, as Fund investors will receive a single Form 1099, while direct MLP investors will receive multiple Schedules K-1 from each MLP in which they invest. We note that when the Fund invests in MLPs that are taxed as partnerships, the Fund will typically not receive its “K-1” tax statements from the MLPs until after January 31st, the date on which the Fund is required to mail its own “1099s” to investors. The K-1 may indicate that the Fund has miscalculated its own taxable income on the tax return it is required to file on March 15th as a result of mischaracterizing the tax character of the MLP distributions it received. If so, the Fund will send shareholders a corrected 1099 in May or June, and this may require shareholders to file amended personal tax returns. Therefore, please disclose in each section that includes such disclosure that the MLP investments made by the Fund may result in investors being required to either request extensions to file their tax returns or file amended returns.

In response to the Staff’s comment, disclosure has been added on page 7 to state that corrected form 1099s would need to be sent in the situation the Staff describes.

Tax Considerations (p. 9)

11. In the second paragraph of the section, disclosure indicates that “[t]he types of MLPs in which the Fund intends to invest historically have made cash distributions to limited partners or members that exceed the amount of taxable income allocable to limited partners or members, due to a variety of factors, including significant non-cash deductions, such as depreciation and depletion.” Is this the case throughout the existence of the underlying MLPs, or does there come a point when non-cash deductions diminish, and more distributions are taxed as ordinary income? If so, why is it not misleading to describe taxation of MLP distributions for only part of an MLP’s existence?

MLPs generally continue their practice of making return of capital distributions by making new investments and thereby generating new accelerated depreciation deductions with respect to those investments. As indicated on page 15 of the prospectus, a slowdown in acquisition activity by an MLP could result in reduced depreciation deductions, thereby making it less likely that the MLP would continue its practice of making return of capital distributions. In response to the Staff’s comment, the Fund has additionally revised the disclosure throughout the prospectus to reflect that it is uncertain that the MLPs in which the Fund intends to invest will be able to continue making return of capital distributions.

12. In addition to the discussion regarding cash distributions received by the Fund, please summarize the tax treatment of distributions received by the Fund from I-Shares.

The tax treatment of distributions received by the Fund from I-Shares will depend on the particular terms of the investment, including the issuer of the I-Shares and the tax status of such issuer. As a result, the Fund respectfully submits that discussion of the tax treatment of such distributions is beyond the scope of this prospectus. Disclosure to this effect has been added on page 5.

Derivatives (p. 10)

13. The second sentence under “Derivatives” on page 10 states that “The Fund may enter into derivative transactions, such as interest rate swaps, options contracts, futures contracts, forward contracts, options on futures contracts and indexed securities.” Please confirm to us that these are all the derivatives that the Fund will invest in as a principal investment strategy. Please also tell us whether the Fund will be investing in total return swaps and credit default swaps. If so, we may have additional comments.

The Fund confirms that these are all the derivatives that the Fund will invest in as part of its principal strategy. The Fund confirms it will not be investing in total return swaps or credit default swaps.

14. Please identify all material risks of the derivative types employed in executing the Fund’s principal strategies.

The Fund respectfully submits that the Fund has disclosed all material risks of the types of derivatives that may potentially be employed in executing the Fund’s principal strategies in “Risks—Derivatives,” “—Legal and Regulatory Risks” and “—Counterparty Risk” in the prospectus and “The Fund’s Investments—Additional Investment Activities—Derivatives” and “Investment Policies and Techniques—Securities—Derivatives” in the SAI. The Fund does not currently use any derivatives.

Special Risk Considerations (p. 12)

15. The second sentence of this section indicates that the section does not summarize all risks of investing in the Fund. Please include summary descriptions of all principal risks of investing in the Fund in this section.

In response to the Staff’s comment, the Fund believes this section summarizes all principal risks of investing in the Fund and the sentence referenced in the Staff’s comment has been revised accordingly.

16. Please disclose in the paragraph discussing short sale risk that shareholders will incur added costs associated with selling shares short, such as transactional costs, and the cost of dividends paid on shares sold short.

In response to the Staff’s comment, the requested disclosure has been added on pages 34 and 72.

Summary of Fund Expenses (p. 41)

17. Disclosure elsewhere in the prospectus indicates the Fund sell stocks short, yet the fee table contains no line item for payment of dividends on stocks sold short. Please explain this apparent inconsistency, or make the appropriate changes to the fee table.

In response to the Staff’s comment, the Fund respectfully submits that the disclosure states the Fund may sell securities short but does not necessarily do so. The Fund has not sold securities short since its inception and does not expect to do so in the upcoming year. Therefore, the Fund respectfully submits that a line item for expenses related to securities sold short is not applicable as no such expenses exist.

Additional Investment Activities (p. 53)

Other Investment Companies (p. 54)

18. Please tell us whether the Fund will be investing in companies that rely on the exclusions found in Section 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940 (“1940 Act”). If so, please clarify in this section whether the Fund’s investment in such companies will be subject to any limitation. If the Fund will not be subject to any limitation on investment in 3(c)(1) and

3(c)(7) companies, please confirm to us that the Fund does not currently intend to invest more than 15% of its Managed Assets in such entities and that if in the future the Fund does intend to invest more than 15% of its Managed Assets in such entities: (a) the Fund will update its registration statement to include additional disclosure describing such investments, the associated risks and any other pertinent disclosures (including suitability requirements); and (b) the updated registration statement will be filed with the SEC as appropriate (e.g., via POS 8C) at which time Fund will endeavor to engage in a discussion with the staff regarding such changes.

The Fund does not and does not intend to invest in companies that rely on the exclusions found in Section 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940.

Statement of Additional Information

Investment Restrictions (p. 1)

19. Please revise the Fund’s concentration restriction to state more clearly that the Fund will invest more than 25% of its assets in the energy industry.

In response to the Staff’s comment, the Fund’s disclosure has been modified as requested.

20. Investment Restrictions (1), (2), and (7) provide that Fund will not issue senior securities, borrow money, or make loans, except as permitted by the 1940 Act or exemptive orders granted under the 1940 Act. Subsequent narrative disclosure explains the applicable 1940 Act requirements. Please also disclose whether the Fund has received, has applied for, or intends to apply for exemptive relief. If the Fund has applied for or intends to apply for such relief, please state that there is no guarantee that relief will be granted.

In response to the Staff’s comment, disclosure has been added stating that the Fund has not received or applied for and does not intend to apply for exemptive relief.

Investment Policies and Techniques (p. 4)

Other Investment Companies (p. 22)

21. Disclosure in this section indicates the Fund may invest in affiliated investment companies pursuant to exemptive relief from the SEC. Please disclose in this section whether the Fund has received, has applied for, or intends to apply for such relief. If the Fund has applied for or intends to apply for such relief, please state that there is no guarantee that relief will be granted.

In response to the Staff’s comment, disclosure has been added stating that the Fund has not received or applied for and does not intend to apply for exemptive relief.

In connection with the above-referenced filing, the Fund hereby acknowledges that:

1. The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

3. The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Sarah Cogan (212-455-3575) or Benjamin Wells (212-455-2516) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP